May 29, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Barbara C. Jacobs

Re:	SumTotal Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 11, 2009

File No. 000-50640

Ladies and Gentlemen:

On behalf of SumTotal Systems, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated May 14, 2009 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter prior to the end of June 2009.

Please do not hesitate to call me at (650) 493-9300 if you have any questions or require additional information. On behalf of the Company, I thank you in advance for your consideration.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Lisa Stimmell

cc:    Arun Chandra, Chief Executive Officer, SumTotal Systems, Inc.